

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 15, 2017

Via E-mail
Lorenzo A. Flores
Senior Vice President and Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, California 95124

> **Re: Xilinx, Inc.**
> **Form 10-K for the Fiscal Year Ended April 1, 2017**
> **Filed May 15, 2017**
> **Form 10-Q for the Quarterly Period Ended July 1, 2017**
> **Filed July 28, 2017**
> **File No. 000-18548**

Dear Mr. Flores:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 1, 2017

Financial Condition, Liquidity and Capital Resources, page 35

1. In a letter to us dated September 12, 2014, you contended that you were not an "investment company" for purposes of Section 3(a)(1) of the Investment Company Act of 1940. You acknowledged that more than 40% of your assets were comprised of "investment securities" (as defined in Section 3(a)(2) of the 1940 Act), but you represented that your maintenance of such investment securities was "a way of preserving the Company's long-term capital for the benefit of its operating business and shareholders in the most advantageous manner." We note that investment securities continue to comprise a substantial percentage of your assets. Please provide a detailed

description of your investment program and an explanation as to why it is necessary to achieve your stated goals using investment securities. Please also describe any policies and procedures that you have adopted to ensure that your investment program is limited in scope and purpose to preservation of capital.

Form 10-Q for the Quarterly Period Ended July 1, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 29

2.   You disclose on page 21 that the $90.0 million increase in your total gross unrecognized tax benefits in the current quarter relates to a tax deduction to be claimed on an amended federal income tax return. Please briefly describe to us the nature of this deduction and revise this section in future filings to better discuss the uncertainties, including any possible unfavorable impact, relating to the tax position you have taken in the amended return. See Item 303(a)(3)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery